Exhibit 8.1

LIST OF SIGNIFICANT SUBSIDIARIES OF SILICONWARE PRECISION INDUSTRIES CO., LTD.

		Percentage Ownership
Company	Jurisdiction of Incorporation	As of December 31, 2004
SPIL (B.V.I.) Holding Limited	British Virgin Islands	100.0%
Siliconware Investment Company Ltd.	Republic of China	100.0%
Siliconware U.S.A. Inc.	United States of America	100.0%
SPIL (Cayman) Holding Limited	Cayman Islands	100.0%
Siliconware Technology (Suzhou) Limited	People’s Republic of China	100.0%